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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                       COMMONWEALTH BIOTECHNOLOGIES, INC.
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                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                    202739108
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                                 (CUSIP Number)

                GEORGE R. WHITTEMORE, MILLS VALUE ADVISER, INC.,
          707 EAST MAIN STREET, RICHMOND, VIRGINIA 23219 (804) 344-3804
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                OCTOBER 23, 1997
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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         1 The remainder  of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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



-----------------------------                        ---------------------------
     CUSIP No. 202739108          SCHEDULE 13D            Page 2 of 6 Pages
-----------------------------                        ---------------------------

------- ------------------------------------------------------------------------
 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        James T. Martin
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                    (b)    |_|
        Not Applicable
------- ------------------------------------------------------------------------
 3      SEC USE ONLY


------- ------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        PF
------- ------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                  |_|

        Not Applicable
------- ------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
----------------------- ------- ------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER

        SHARES                  153,333
                        ------- ------------------------------------------------
      BENEFICIALLY       8      SHARED VOTING POWER

     OWNED BY EACH              -0-
                        ------- ------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER

      PERSON WITH               -0-
                        ------- --------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------------------- ------- ------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        153,333
------- ------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           |_|
        Not Applicable
------- ------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.4%
------- ------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
------- ------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                       FOR
                                 JAMES T. MARTIN


Item 1.     Security and Issuer

            This statement relates to the common stock, no par value per share ("Common Stock"), of Commonwealth Biotechnologies, Inc., 911 East Leigh Street, Suite G-19, Richmond, Virginia 23219 (the "Issuer").


Item 2.     Identity and Background

            (A)     James T. Martin

            (B)     Tuppeny House
                    Tuckerstown, Bermuda

            (C)     James T. Martin is a lecturer, author and consultant.

            (D)     During  the past five  years,  James T.  Martin has not been
                    convicted  in  a  criminal  proceeding,   excluding  traffic
                    violations or similar misdemeanors.

            (E) During the past five years, James T. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (F) James T. Martin is a citizen of Bermuda (subject of Great Britain).


Item 3.     Source and Amount of Funds and Other Consideration

            The total amount of the funds used in making the purchases was $920,000. The sources of the funds used in making the purchases were personal funds and the conversion of bonds held by Mr. Martin into shares of Common Stock, which shares were registered as part of the Issuer's initial public offering.



                               Page 3 of 6 Pages

Item 4.     Purpose of Transaction

            James T. Martin has purchased shares of Common Stock for investment purposes.

            There are no plans or proposals which James T. Martin may have that relate to or would result in:

            (A) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as otherwise disclosed herein;

            (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

            (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (E)     Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

            (F) Any other material change in the Issuer's business or corporate structure;

            (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            (J)     Any action similar to any of those enumerated above.



                               Page 4 of 6 Pages

Item 5.     Interest in Securities of the Issuer

            (A)     The  aggregate   number  and   percentage  of  Common  Stock
                    beneficially owned by James T. Martin are 153,333 Shares and 9.4%, respectively.

            (B) James T. Martin has the sole power to vote or to direct the vote of all the shares identified pursuant to Item 5(a). Mr. Martin does not have any power to dispose or to direct the disposition of all the shares identified pursuant to Item 5(a).

            (C) Transactions in the securities identified pursuant to Item 5(a) during the past 60 days are as follows:

 Beneficial        Trans.         Amount of        Price Per         Where/How
   Owner            Date         Transaction         Share            Effected

J.T. Martin       10/23/97        $120,000           $6.00              IPO

J.T. Martin       10/23/97        $800,000           $6.00         Conversion of
                                                                     bonds into
                                                                    Common Stock


            (D)     Not applicable.

            (E)     Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            None


Item 7.     Material to be Filed as Exhibits

            None



                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13D is true, complete and correct.


                                            James T. Martin


Date:    October 23, 1997                   /s/ James T. Martin
                                            ------------------------------------
                                            James T. Martin




Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).